UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-20538

NOTIFICATION OF LATE FILING

(check one): ☐ Form 10-K ☐Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☒Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on form N-SAR

For the Period Ended: June 29, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Part I
REGISTRANT INFORMATION

Full Name of Registrant: Isle of Capri Casinos, Inc. (Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan)

Address of Principal Executive Office: 1641 Popps Ferry Road, Suite B1

City, State and Zip Code: Biloxi, MS 39532-2226

Part II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

☒ (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒ (b) The subject annual report, Form 11-K, will be filed on or before the fifteenth calendar day following the prescribed due date.

☒ (c)  The accountant’s statement required by Rule 12b-25(c) has been attached.

PART III
NARRATIVE

Form 11-K for the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (the “Plan”) for the period ended December 31, 2004, cannot be timely filed by the issuer, Isle of Capri Casinos, Inc., without unreasonable effort and expense. The Plan first filed Form S-8 on March 10, 2005. As a result of the filing, the Plan is now required to file Form 11-K, and, as a condition of the filing, the Plan’s auditors, Piltz, Williams, LaRosa & Company, are required to perform a full scope audit, rather than the limited scope that has been customarily performed in accordance with the provisions of the Employee Retirement Security Act of 1974, as amended. The change in the form of audit has necessitated a delay in the preparation of the financial statements, which are the primary component of Form 11-K.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Rexford A. Yeisley 337-396-7052
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months been filed?
☒Yes    ☐ No

(3) Is it anticipated that any significant change in results of operates for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included the subject report?

☐ Yes    ☒ No

SIGNATURE

ISLE OF CAPRI CASINOS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By: /s/ Rexford A. Yeisley
Rexford A. Yeisley
Senior Vice President
Chief Financial Officer

Date:	June 28, 2005

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is singed on behalf of the e registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Form 12b-25(c) Attachment
Statement of Accountant

[ACCOUNTANT’S STATIONERY]

June 28, 2005

Isle of Capri Casinos, Inc.
1641 Popps Ferry Road, Suite B1
Biloxi, Mississippi 39532-2226

We have been engaged to perform the audit for the Isle of Capri Retirement Trust and Savings Plan for the period ended December 31, 2004. We understand that the plan filed Form S-8 on March 10, 2005. As a result, we are required to perform a full scope, rather than the limited scope audit we have customarily performed. As a result of the increased administrative burden necessitated by the full scope audit, we will be unable to complete the audit on or before June 29, 2005, the date on which the plan is required to file Form 11-K.

Sincerely,

/s/ Piltz, Williams, LaRosa & Company